ORBITAL CORPORATION LIMITED	SECURITIES TRADING POLICY

1.

Introduction

This document sets out the policy on the purchase and sale of Ordinary Shares, American Depositary Receipts and other securities in Orbital Corporation Limited (the “Company”).

This policy outlines:

(a)

when directors, senior management and other employees of the Company may deal in Company Securities;

(b)

when directors, senior management and other employees of the Company may deal in the securities of another publicly traded entity (because they may obtain inside information about another entity’s securities while performing their duties for the Company); and

(c)

procedures to reduce the risk of insider trading.

2.

Defined terms

In this policy:

Black Out Periods means:

(a)

the period from one month prior to the proposed release of the Company’s annual or half year result until two days after that release; and

(b)

such other periods as the Company may notify from time to time, for example, where the Company was considering a major transaction that could have a material effect on the price of the Company Securities.

Clearance Officer means:

(a)

in relation to an Officer of the Company, the Chief Executive Officer;

(b)

in relation to a director of the Company, the Chairman of the Board of Directors; and

(c)

in relation to the Chairman of the Board of the Directors, the Chief Executive Officer and one other Non-Executive Director.

Company Securities means Ordinary Shares, American Depositary Receipts or any other instrument issued or granted by the Company or its controlled entities

Designated Person means a director or person engaged in the management of the Company, whether as an employee or consultant, and other person who, from time to time, is notified by the Company that they are deemed a designated person.

3.

Insider Trading

If a person has information about securities and the person knows, or ought reasonably to know, that the information is inside information, it is illegal for the person to:

(a)

deal in the securities;

(b)

procure another person to deal in the securities; or

(c)

give the information to another person (also known as “tipping”) who the person knows, or ought reasonably to know, is likely to:

(i)

deal in the securities; or

(ii)

procure someone else to deal in the securities.

Insider trading is a criminal offence.  It is punishable by substantial fines or imprisonment or both.  A company may also be liable if an employee or director engages in insider trading.

4.

What is inside information?

Inside information is information that:

(a)

is not generally available; and

(b)

if it were generally available, would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the relevant securities.

ORBITAL CORPORATION LIMITED	SECURITIES TRADING POLICY

Information is generally available if it:

(a)

is readily observable;

(b)

has been made known in a manner likely to bring it to the attention of persons who commonly invest in securities of the relevant type and a reasonable period for that information to be disseminated has elapsed since it was made known; or

(c)

consists of deductions, conclusion or inferences made or drawn from information falling under paragraphs 4(a) or 4(b) above.

5.

What is dealing in securities?

Dealing in securities includes:

(a)

applying for, acquiring or disposing of, securities;

(b)

entering into an agreement to apply for, acquire or dispose of, securities; and

(c)

granting, accepting, acquiring, disposing, exercising or discharging an option or other right or obligation to acquire or dispose of securities.

6.

When employees may deal

An employee (who is not a Designated Person) may deal in Company Securities or the listed securities of another entity if he or she does not have information that he or she knows, or ought reasonably to know, is inside information in relation to Company Securities or those securities of the other entity.

7.

When employees may not deal

An employee (who is not a Designated Person) may not deal or procure another person to deal in Company Securities or the listed securities of another entity if he or she has information that he or she knows, or ought reasonably to know, is inside information in relation to Company Securities or those securities of the other entity.

8.

When a Designated Person may deal

A Designated Person may only deal in Company Securities if he or she has complied with paragraph 11 below:

A Designated Person may deal in the securities of another publicly traded entity if he or she does not have information that he or she knows, or ought reasonably to know, is inside information in relation to those securities.

9.

When a Designated Person may not deal

Subject to clause 10, a Designated Person may not deal or procure another person to deal in Company Securities:

(a)

during Black Out Periods;

(b)

if he or she has information that he or she knows, or ought reasonably to know, is inside information in relation to Company Securities;

(c)

if he or she has not complied with paragraph 11 below.

A Designated Person may not deal or procure another person to deal in the listed securities of another entity if he or she has information that he or she knows, or ought reasonably to know, is inside information in relation to those securities.

10.

Exceptional circumstances

A Designated Person, who is not in possession of inside information in relation to Company Securities, may be given clearance by the Clearance Officer to sell or otherwise dispose of Company Securities during a Black Out Period in any of the following exceptional circumstances:

(a)

if the Designated Person is in severe financial hardship. A Designated Person may be in severe financial hardship if he or she has a pressing financial commitment that cannot be satisfied otherwise than by selling the relevant Company Securities;

(b)

if the Designated Person is required by a court order, or there are other enforceable undertakings, for example in a bona fide family settlement, to transfer or sell the Company Securities or there is some other overriding legal or regulatory requirement for the Designated Person to do so;

(c)

in any other circumstances that may be deemed exceptional by the relevant Clearance Officer.

The Designated Person seeking clearance must satisfy the Clearance Officer that the Designated Person is in severe financial hardship or that their circumstances are otherwise exceptional and that the proposed sale or disposal of the relevant Company Securities is the only reasonable course of action available.

11.

Securities Dealing Clearance

Before dealing in Company Securities, a Designated Person must submit a request for prior clearance to the Clearance Officer.

The Clearance Officer may only give clearance during periods that are not Black Out Periods or in any of the exceptional circumstances listed in clause 10. However, the Clearance Officer may not give clearance during those periods or circumstances if:

(a)

there is a matter about which there is inside information in relation to Company Securities (whether or not the Designated Person knows about the matter) when the Designated Person requests clearance or proposes to deal in Company Securities; and

(b)

the Clearance Officer has any other reason to believe that the proposed dealing breaches this policy.

Any clearance given by the Clearance Officer shall be for a specified duration as determined by the Clearance Officer.

The Clearance Officer must keep a written record of:

(a)

any information received from a Designated Person in connection with this policy; and

(b)

any clearance given under this policy.

12.

Dealings by associated persons and investment managers

If a Designated Person may not deal in the Company Securities, he or she must take all reasonable and necessary steps to prevent any dealing in the Company Securities by:

(a)

any associated person (including family or nominee companies and family trusts); or

(b)

any investment manager on their behalf or on behalf of any associated person.

13.

Trading not subject to this Securities Trading Policy

Notwithstanding clauses 9.1(a) and 9.1(c) but subject to clause 9.1(b), the following types of trading are excluded from the operation of this policy:

(a)

transfers of Company Securities already held by a Designated Person into a superannuation fund or other saving scheme in which the Designated Person is a beneficiary;

(b)

an investment in, or trading in units of, a fund or other scheme (other than a scheme only investing in the Company Securities) where the assets of the fund or other scheme are invested at the discretion of a third party;

ORBITAL CORPORATION LIMITED	SECURITIES TRADING POLICY

(c)

where a Designated Person is a trustee, trading in Company Securities by that trust provided the Designated Person is not a beneficiary of the trust and any decision to trade during a Black Out Period is taken by the other trustees or by the investment managers independently of the Designated Person;

(d)

undertakings to accept, or acceptance of, a takeover offer;

(e)

trading under an offer or invitation made to all or most of the Company Security holders, such as, a rights issue, a security purchase plan, a dividend or distribution reinvestment plan and an equal access buy-back, where the plan that determines the timing and structure of the offer has been approved by the board of the Company. This includes decisions relating to whether or not to take up the entitlements and the sale of entitlements required to provide for the take up of the balance of entitlements under a renounceable pro rata issue;

(f)

a disposal of Company Securities that is the result of a secured lender exercising their rights, for example, under a margin lending arrangement;

(g)

the exercise (but not the sale of securities following exercise) of an option or a right under an employee incentive scheme, or the conversion of a convertible security, where the final date for the exercise of the option or right, or the conversion of the security, falls during a Black Out Period and the Company has been in an exceptionally long Black Out Period or the Company has had a number of consecutive Black Out Periods and the Designated Person could not reasonably have been expected to exercise it at a time when free to do so;

(h)

trading under a non-discretionary trading plan for which prior written clearance has been provided by the Clearance Officer and where:

(i)

the Designated Person did not enter into the plan or amend the plan during a Black Out Period; and

(ii)

the trading plan does not permit the Designated Person to exercise any influence or discretion over how, when, or whether to trade;

(i)

trading under an employee incentive scheme in accordance with the rules of a Board approved Incentive Plan.

14.

Communicating inside information

If an employee (including a Designated Person) has information that he or she knows, or ought reasonably to know, is inside information in relation to Company Securities or the listed securities of another entity, the employee must not directly or indirectly communicate that information to another person if he or she knows, or ought reasonably to know, that the other person would or would be likely to:

(a)

deal in Company Securities or those securities of the other entity; or

(b)

procure another person to deal in Company Securities or the securities of the other entity.

An employee must not inform colleagues (except the Clearance Officer) about inside information or its details.

15.

Breach of policy

A breach of this policy by an employee (including a Designated Person) may lead to disciplinary action. It may also be a breach of the law.

16.

ASX notification of trading by Directors

All trades by Directors must be advised to the Company Secretary within two days of the relevant trade for the purposes of compliance with the disclosure requirement on Directors share trading contained in ASX Listing Rule 3.19.